                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*



                              Cambridge Soundworks, Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      132514100
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                 Steven N. Machtinger
                                Hambrecht & Quist LLC
                      One Bush Street, San Francisco, CA  94104
                                    (415) 439-3000
-------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July  15, 1997
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Page 2 of 12 Pages
CUSIP No. 132514100

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         145,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         145,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14  TYPE OF REPORTING PERSON

CO

Page 3 of 12 Pages
CUSIP No. 132514100

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                           / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         145,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         145,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14  TYPE OF REPORTING PERSON

CO

Page 4 of 12 Pages
CUSIP No. 132514100

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         145,000

     8  SHARED VOTING POWER
         -0-

     9  SOLE DISPOSITIVE POWER
         145,000

     10  SHARED DISPOSITIVE POWER
         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

145,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14  TYPE OF REPORTING PERSON

OO

Page 5 of 12 Pages
CUSIP No. 132514100

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The Hambrecht 1980 Revocable Trust

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                            /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         192,000

     8  SHARED VOTING POWER
         -0-

     9  SOLE DISPOSITIVE POWER
         192,000

     10  SHARED DISPOSITIVE POWER
         -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

192,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5%

14  TYPE OF REPORTING PERSON

OO

Page 6 of 12 Pages
CUSIP No. 132514100

1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William R. Hambrecht

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                 (a) / /
                                 (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                                                            /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
         -0-

     8  SHARED VOTING POWER
         337,000

     9  SOLE DISPOSITIVE POWER
         -0-

     10  SHARED DISPOSITIVE POWER
         337,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         337,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14  TYPE OF REPORTING PERSON

IN

 ITEM 1.  SECURITY AND ISSUER.

Page 7 of 12 Pages
CUSIP No. 132514100

    The reporting persons are the holders of shares of the Common Stock (the "Stock") of Cambridge Soundworks, Inc., a Massachusetts corporation (the "Company" or "Cambridge"), 311 Needham Street, Newton, MA 02164.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a), (b) & (c) The following information is given with respect to the persons filing this statement:

    HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:
                                                                Principal
                                                                Occupation
Name               Position               Address               (Business)
------             --------               -------               ----------

Daniel H. Case III Director, President,   One Bush Street       Same as
                   CEO                    San Francisco, CA     Position
                                          94104

William R.         Director, Chairman     One Bush Street       Same as
Hambrecht                                 San Francisco, CA     Position
                                          94104

William R.         Director, Vice         One Bush Street       Same as
Timken             Chairman               San Francisco, CA     Position
                                          94104

Howard B.          Director               c/o Hambrecht & Quist President of
Hillman                                   One Bust Street       Auto-Trol
                                          San Francisco, CA     Technology
                                          94104                 Corp.

William E.         Director               c/o Hambrecht & Quist Founder,
Mayer                                     One Bust Street       Development
                                          San Francisco, CA     Capital LLC
                                          94104

William J. Perry   Director               c/o Hambrecht & Quist Professor,
                                          One Bush Street       Stanford
                                          San Francisco, CA     University
                                          94104

Page 8 of 12 Pages
CUSIP No. 132514100

Edmund H.          Director         c/o Hambrecht & Quist    Vice President
Shea, Jr.                           One Bush Street          of J.F. Shea
                                    San Francisco, CA        Co., Inc.
                                    94104                    (construction
                                                             and venture
                                                             capital)

Patrick J. Allen   CFO              One Bush Street          Same as
                                    San Francisco, CA        Position
                                    94104

Steven N.          Secretary        One Bush Street          Same as
Machtinger                          San Francisco, CA        Position
                                    94104

     HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q California are identical to those of H&Q Group as listed above.

     HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of H&Q LLC are the following:
                                                                   Principal
                                                                   Occupation
Name                  Position               Address               (Business)
------                --------               -------               ----------

Daniel H. Case III    Director, President    One Bush Street       Same as
                      and CEO                San Francisco, CA     Position
                                             94104

William R.            Director, Chairman     One Bush Street       Same as
Hambrecht                                    San Francisco, CA     Position
                                             94104

William R.            Director, Vice         One Bush Street       Same as
Timken                Chairman               San Francisco, CA     Position
                                             94104

Patrick J. Allen      CFO                    One Bush Street       Same as
                                             San Francisco, CA     Position
                                             94104

Steven N.             Secretary              One Bush Street       Same as
Machtinger                                   San Francisco, CA     Position
                                             94104

Page 9 of 12 Pages
CUSIP No. 132514100

Paul L.               Executive Vice         One Bush Street       Same as
Hallingby             President              San Francisco, CA     Position
                                             94104

Cristina M.           Co-Director of         One Bush Street       Same as
Morgan                Investment Banking     San Francisco, CA     Position
                                             94104

David M.              Co-Director of         One Bush Street       Same as
McAuliffe             Investment Banking     San Francisco, CA    Position
                      and Chief              94104
                      Administrative
                      Officer

Bruce M.              Director of            One Bush Street       Same as
Lupatkin              Research               San Francisco, CA     Position
                                             94104

    THE HAMBRECHT 1980 REVOCABLE TRUST is a California trust with business address of One Bush Street, San Francisco, CA 94104. William R. Hambrecht is the trustee of the Hambrecht 1980 Revocable Trust.

    WILLIAM R. HAMBRECHT is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman of H&Q LLC, H&Q California and H&Q Group.

    (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  All individuals referred to above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

    The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

Page 10 of 12 Pages
CUSIP No. 132514100

    (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

    (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

    (d) any material change in the present capitalization or dividend policy of the Company;

    (e) any other material change in the Company's business or corporate structure;

    (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

    (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

    (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

    (i)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997, there were 3,803,027 shares of Common Stock outstanding as of May 12, 1997. The following summarizes the shares of the Company beneficially owned by the reporting persons:

                             Number of
                             Shares              Percentage
Investor                     Common Stock        of Class
--------                     ------------        --------
H&Q Group                    145,000             3.8%
H&Q California               145,000             3.8%
H&Q LLC                      145,000             3.8%
The Hambrecht 1980           192,000             5.0%
  Revocable Trust
William R. Hambrecht         337,000             8.9%

    The 145,000 shares beneficially owned by H&Q Group and H&Q California are a result of their interests in H&Q LLC. H&Q Group is the sole parent to H&Q California which in turn is a member of H&Q LLC. H&Q LLC holds 145,000 shares of Common Stock of Cambridge. H&Q LLC acquired the following shares pursuant to open market purchases: 7,500 shares at $5.13 on June 23, 24, and July 1, 1997; 5,000 shares at $5.00 on July 7, 1997; 2,500 shares on July 8, 1997 at $4.63;
5,000 shares on July 11 and 15, 1997 at $4.38.

Page 11 of 12 Pages
CUSIP No. 132514100

    The Hambrecht 1980 Revocable Trust ("Trust") holds 192,000 shares of Common Stock of Cambridge. The Trust acquired the following shares pursuant to open market purchases: 7,500 shares at $5.13 on June 23, 24, and July 1, 1997; 5,000 shares at $5.00 on July 7, 1997; 2,500 shares on July 8, 1997 at $4.63; 5,000 shares on July 11 and 15, 1997 at $4.38. William R. Hambrecht is a trustee of the Trust and may also be deemed to beneficially own the shares held by H&Q LLC by virtue of his positions with H&Q LLC, H&Q Group and H&Q California.

    Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q Group, H&Q California, H&Q LLC, and William R. Hambrecht, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this report shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this report relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this report relates, and such beneficial ownership is expressly disclaimed.

    This report does not include shares of Common Stock, if any, held by H&Q LLC in its trading account for the purposes of making a market in Cambridge's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

Page 12 of 12 Pages
CUSIP No. 132514100

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    A.   Joint Filing Undertaking as required by Rule 13d-1(f).


SIGNATURES

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 15, 1997


                                       HAMBRECHT & QUIST GROUP

                                       By: /s/ Patrick J. Allen
                                       ---------------------------------
                                            Chief Financial Officer


                                       HAMBRECHT & QUIST CALIFORNIA

                                       By: /s/ Patrick J. Allen
                                       ---------------------------------
                                            Chief Financial Officer


                                       HAMBRECHT & QUIST L.L.C.

                                       By: /s/ Patrick J. Allen
                                       ---------------------------
                                            Chief Financial Officer


                                       THE HAMBRECHT 1980 REVOCABLE TRUST

                                       By: /s/ Sharon Smith
                                       ----------------------------
                                       Attorney-in-Fact


                                       WILLIAM R. HAMBRECHT

                                       By:  /s/ Sharon Smith
                                       ----------------------------
                                       Attorney-in-Fact

                                    EXHIBIT INDEX


Exhibit A                   Joint Filing Undertaking

                                       EXHIBIT A

                               JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED: August 15, 1997

                                       HAMBRECHT & QUIST GROUP

                                       By: /s/ Patrick J. Allen
                                       ---------------------------------
                                            Chief Financial Officer


                                       HAMBRECHT & QUIST CALIFORNIA

                                       By: /s/ Patrick J. Allen
                                       ---------------------------------
                                            Chief Financial Officer


                                       HAMBRECHT & QUIST L.L.C.

                                       By: /s/ Patrick J. Allen
                                       ---------------------------
                                            Chief Financial Officer


                                       THE HAMBRECHT 1980 REVOCABLE TRUST

                                       By: /s/ Sharon Smith
                                       ----------------------------
                                       Attorney-in-Fact


                                       WILLIAM R. HAMBRECHT

                                       By:  /s/ Sharon Smith
                                       ----------------------------
                                       Attorney-in-Fact